July 5, 2019

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Perkins Discovery Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on June 28, 2019. The comments addressed the Trust’s responses to the Commission’s comments on the preliminary proxy statement filed on behalf of the Fund on June 13, 2019. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: Who are the trustees of the administrative trust? Do these persons have any voting rights or other influence over the adviser? Is each trustee an independent third-party?

Response: David M. Hyduke and Christopher T. Dahl serve as the trustees. The trustees have the power to vote the shares of Perkins Capital Management, Inc. (“PCM”) held by Mr. R.W. Perkins trust in a manner consistent with the directions of Mr. R.W. Perkins. The trustees are not participating in the daily operations of PCM. However, the trustees are responsible for administering the trust and, as a result, they, through the assistance of counsel, make decisions on behalf of the trust consistent with Mr. R.W. Perkins directions. The trustees are independent third parties as it relates to PCM.

2.	Comment: What form of organization is the Adviser (e.g., partnership, limited liability company, etc.)?

Response: Minnesota corporation.

3.	Comment: Who are the beneficiaries to the trust? Do the beneficiaries have any involvement in administering the trust?

Response: Daniel S. Perkins and Richard C. Perkins are the sole beneficiaries of the PCM shares. Following the transfer of the PCM shares, they will each own 50% of PCM. As disclosed in the preliminary proxy, they are currently control persons of the Adviser and have been control persons of the Adviser for more than 28 years.

Ms. White

U.S. Securities and Exchange Commission

July 5, 2019

Daniel S. Perkins and Richard C. Perkins do not have any involvement in the administration of the trust.

4.	Comment: It is stated that the shares remain in the trust and are not expected to be transferred until such time as the trustees deem a transfer to be appropriate; and that it is not known when such transfer will occur. Is there a contingent event upon which such shares will be transferred? Is there a maximum period of time that such shares will remain in the trust?

Response: There are no specific contingencies set forth in the trust agreement that states when shares are to be transferred. The trustees have been given, and accepted, the duty to administer the trust and as part of that responsibility they must determine when distributions should occur. The trustees are working with experienced counsel to determine the appropriate time to make such distributions. The maximum period of time that such shares would remain in the trust would be upon full administration of the trust.

5.	Comment: Was there a succession plan in advance of Mr. R.W. Perkins’ death? If so, were Adviser clients provided with information about such succession plan?

Response: There was no formal succession plan adopted. However, R.W. Perkins sons, Richard C. Perkins and Daniel S. Perkins, who worked with Mr. R.W. Perkins managing PCM for 28 years and 33 years respectively were R.W. Perkins’ succession plan.  It was always R.W. Perkins’ plan, as reflected in his estate planning, that upon his incapacity or death his shares of and involvement in the management of PCM would transfer equally to and be assumed by his two sons: Richard C. Perkins and Daniel S. Perkins.

The Trust’s Board of Trustees were informed directly by Mr. R.W. Perkins prior to his death what his plans were for his ownership interest in PCM. As it relates to non-fund clients, the succession plan was communicated to clients when asked.

6.	Comment: What type of disclosure regarding the transition after Mr. R.W. Perkins’ death have the advisers’ clients received? What did the disclosure say?

Response: PCM included a mention of Mr. R.W. Perkins death in the Fund’s March 31, 2019 annual report. The letter did not go into any detail regarding the expected transfer of shares. Again, the proxy statement was designed to provide shareholders with full disclosure regarding the plans for PCM following the transfer of Mr. R.W. Perkins shares to his two sons. The proxy statement also gives shareholders the ability to reject a new investment advisory agreement with PCM. PCM provided every client notice of R.W. Perkins passing in a client letter dated April 25, 2019. In that communication, PCM explained that the firm would continue under the leadership of the Perkins family. In addition, PCM called and spoke with many of its clients, including the Trust, to inform them directly of Mr. R.W. Perkins passing. During the calls PCM discussed its plans to continue forward under the leadership of Daniel S. Perkins and Richard C. Perkins. Not every client was reached by phone, but messages were left regarding the nature of the call and they were asked to call PCM back if they had any questions or concerns. PCM has also been conducting in-person meetings with clients. At these meetings, PCM has been discussing the firm’s long-term plans. PCM also filed an update to its Form ADV Part I, Schedule A to disclose the passing of Mr. R.W. Perkins and the subsequent title changes for Daniel S. Perkins and Richard C. Perkins. Importantly, the update does report any changes to the ownership percentages for Daniel S. Perkins and Richard C. Perkins, which is consistent with disclosure in the proxy statement.

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Ms. White

U.S. Securities and Exchange Commission

July 5, 2019

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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